

September 11, 2013

<u>Via E-Mail</u>
Mr. Michael J. Holmes
Chief Financial Officer
Odyssey Marine Exploration Inc.
5215 West Laurel Street
Tampa, FL 33607

   Re: Odyssey Marine Exploration, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2012
      Filed March 12, 2013
      File No. 001-31895

Dear Mr. Holmes:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Cost and Expenses, page 16</u>
<u>Consolidated Statements of Income, page 34</u>

1. We note your brief discussion regarding cost of sales indicating that the decrease is attributed to fewer coin sales in 2012 versus 2011. However, given that $3.7 million of the increase in Artifact sales and other revenue pertains to silver sales, we are unclear as to why cost of sales was not materially impacted in connection with the related revenue increase. Please explain to us and revise your disclosure to explain why costs of sales did not experience an increase as a result of the increased silver sales during 2012.

2. We note from the discussion included in the last paragraph on page 16 that the decrease in operating and research expenses that occurred from 2011 to 2012 was due to a recoupment of *Gairsoppa* total project search and recovery costs of $17.8 million which

have been recovered based upon silver proceeds from the project in 2012. Please tell us and explain in MD&A and the notes to your financial statements the nature and amount of the costs that you are entitled to recover under the terms of your arrangement for this project. Also, please disclose the amounts received under this arrangement during each period presented in your financial statements and explain how you recognize and account for the amounts received in your financial statements.

3. In a related matter, we note from the discussion in the last paragraph on page 18 that the favorable income statement impact was $25.4 million from the Gairsoppa project in 2012. Please tell us and revise your discussion in MD&A to explain the nature and amounts of the various components (i.e., revenues received, cost reimbursements, deferred revenues recognized, etc.) comprising this favorable income statement income. As part of your response and your revised disclosure, you should also explain how these various components are recognized and accounted for in your consolidated financial statements.

Other Income or Expense, page 17

4. Given the material amount of gains and losses recognized on changes in the fair value of derivative liabilities during all periods presented in your statements of operations, please revise MD&A to explain the facts or circumstances and related changes in assumptions that resulted in these significant gains and losses during all periods presented in your financial statements. MD&A included in your quarterly reports on Form 10-Q should be similarly revised.

Consolidated Statements of Changes in Shareholders' Equity page 35
Consolidated Statement of Cash Flows, page 36

5. We note that the proceeds from common stock issued for cash during 2012 and 2011 as reflected in your consolidated statement of changes in shareholders' equity do not agree to the amounts reflected in your consolidated statements of cash flows for these periods. Please reconcile and revise these disclosures.

Note A. Organization and Summary of Significant Accounting Policies, page 38
Revenue Recognition and Accounts Receivable

6. We note from the disclosure included on page 16 of MD&A that revenue recognized during 2012 included revenue from the *Gairsoppa* project. We further note that this revenue included $3.7 million related to silver sales and $3.9 million related to revenue from deferred income that represented revenue participation rights earned from the Galt Resources investment. Please tell us and revise your revenue recognition policy included in your summary of significant accounting policies to explain how you are recognizing each of these types of revenue in your consolidated financial statements. Your response and your revised disclosures should also explain the types of costs incurred in connection

with generating these types of revenues and should also explain how the related costs are being recognized in your consolidated financial statements.

Note J-Investment in Unconsolidated Entity, page 44

7. We note the disclosure included in Note J which indicates that during 2011, the Company earned 2,066,600 shares of NMI's Class B non-voting common shares in exchange for marine services relating to deep-sea mining. Please tell us and revise Note J to explain how you valued and accounted for the shares received in this transaction during 2011.

8. We note the disclosure included in Note J which indicates that during 2011, you executed a debt conversion agreement with NMI, whereby you converted $2,500,000 of the debt owed to you into 2,500,000 shares of NMI Class B non-voting shares. Please tell us and revise Note J to explain how you valued and accounted for the NMI Class B non-voting shares that were received in this transaction. As part of your response and your revised disclosure, please indicate whether any gain or loss was recognized in the Company's financial statements in connection with this transaction.

9. We note the disclosure included in Note J which indicates that at December 31, 2012, there is a known loss of $959,000, which is as of December 31, 2011, of DOR (NMI) that has not been recognized in your income statement because these losses exceeded your investment. We further note from your quarterly report on Form 10-Q for the quarter ended June 30, 2012 that your share of DOR (NMI)'s unrecognized losses totaled $7.2 million at June 30, 2013. Please tell us and revise your disclosures in Note J to clearly explain why you are not continuing to recognize any losses relative to your investment in this entity. As part of your revised disclosure, please indicate whether your investment in this entity has been reduced to zero through your recognition of prior losses and indicate whether you have any obligation to continue to support or finance this entity's operations as outlined in ASC 232-10-35-19.

10. We note your disclosure indicating that during 2012, you performed deep-sea mining exploratory services for Chatham Rock Phosphate, Ltd. ("CRP") valued at $1,680,000. As payment for these services, CRP issued 9,320,348 of ordinary shares to you which currently represent a 7.3% equity stake in CRP. We further note your disclosure indicating that with CRP being on the New Zealand Stock Exchange and guidance per ASC 320: Debt and Equity Securities regarding readily determinable fair value, you believe it is appropriate to have not recognized this amount as an asset nor as revenue. Since it appears that there is a readily determinable fair market value of the CRP shares received in this transaction since it trades on the New Zealand Stock Exchange, please explain in detail to us and in the notes to your financial statements why you did not recognize the revenue associated with this transaction and the related shares received as an investment in your financial statements. We may have further comment upon review of your response. Your discussion of this matter included on page 18 of MD&A should be similarly revised.

Note P – Revenue Participation Rights, page 53

11. We note from the disclosure included in Note P that under the terms of the arrangement with Galt Resources LLC, Galt invested $7,512,500 representing rights to future revenues associated with two projects. We also note that under the terms of the arrangement Galt will receive an amount equal to 50% of your net proceeds of the SS *Gairsoppa* project until they receive two times their initial investment of $7,512,500. We further note that during 2012, you recovered 48 tons of silver from the SS *Gairsoppa* and commenced the refining process which allows you to sell silver into London's bullion market on behalf of the United Kingdom Government and that the proceeds from the sale were allocated accordingly between you, Galt and the United Kingdom Government based on contractual terms. We also note that based on your SS *Gairsoppa* expense recoupment, revenue and cash proceeds totaling just over $41 million in 2012, you amortized Galt's revenue participation right of $3,756,250 associated with the SS *Gairsoppa* into revenue in 2012.

12. With regards to this arrangement, please tell us explain in further detail in the notes to your financial statements the nature and amounts of the expense recoupment, revenue and cash proceeds totaling approximately $41 million that were received by the Company during 2012 in connection with this arrangement. Also, please tell us and explain in the notes to your financial statements how the amounts received are allocated between you, Galt and the United Kingdom government under the terms of the agreement. Furthermore, please explain how you calculated the amortization of the revenue participation right of $3,756,250 that was recognized in the Company's financial statements during 2012. Also, please indicate whether any future amounts will be payable to Galt under the terms of this arrangement.

Note R – Stockholders' Deficit, page 56

13. We note the disclosure on page 56 indicating that during the three month period ended September 30, 2012, the Company issued 741,971 shares of common stock valued at $2,347,826 representing principal and interest on the Initial Note and Additional Note described in Note I. Please tell us and revise Note R to explain how you valued the shares issued as payment of principal and interest on these notes.

Note V-Quarterly Financial Data, page 62

14. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2013
Note I – Stockholders' Deficit, page 17

15. Please tell us and revise Note I to explain how you valued the shares issued during 2013 and 2012 in payment of principal and interest on the Initial Note and Additional Note describe in Note H to your interim financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief